Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2014 Financial Results

Company Sells Instruments Businesses and Returns to Profitability

Watertown, MA, February 12, 2014 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced financial results for the fiscal 2014 first quarter ended December 31, 2013.

Dynasil reported net income for the quarter of $1,458,000 or $0.10 per share, compared with a net loss of ($379,000), or ($0.03) per share, for the quarter ended December 31, 2012. Net income for the quarter includes a gain of $1,187,000 associated with the sale of the Company’s lead paint and medical products businesses.

“I am very happy to report that this quarter’s results mark a return to profitability, a substantial reduction in our senior debt and compliance with our bank covenant ratios and the Nasdaq listing requirements,” said Dynasil Chairman and Interim CEO Peter Sulick. “In addition, we successfully completed the sale of our LPX and Navigator product lines and the contribution of our tissue sealant technology to Xcede Technologies, Inc., a joint venture with Mayo Clinic. We expect Xcede to independently raise future funding for the continuing development of this promising technology.”

Net revenue for the first quarter of fiscal 2014 increased slightly to $10.7 million, compared with $10.6 million for the first quarter of fiscal 2013. Revenue increased approximately $900,000 or 19% in the Contract Research segment in the quarter while the Instruments segment declined approximately $500,000 or 40% primarily as a result of the sale of the lead paint and medical products businesses. Gross profit for the first quarter of 2014 declined slightly to $4.5 million from $4.6 million for the same period in 2013. Gross margins decreased to 41.5% in the quarter compared to 43.8% for the first quarter of fiscal 2013.

Operating expenses for the three months ended December 31, 2013 were $4.0 million, a decrease of $883,000 compared to the same period in 2013. The decrease was primarily a result of reduced product development costs associated with the lead paint and medical products businesses which were sold during the quarter ended December 31, 2013.

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The Company is in compliance with the debt covenants ratios included in its senior loan agreement for the three months ended December 31, 2013, but has not yet paid interest due to its subordinated lender or obtained waivers from both its lenders for its covenant violations for prior periods, and thus remains in default with both of its lenders. The Company has made all principal and interest payments due to its senior lender through February 12, 2014, the date of this earnings release, and has accrued but has not paid approximately $400,000 due to its subordinated lender since February, 2013. Management has initiated discussions with its lenders in order to address the default situation. However, the Company cannot predict when or whether a resolution of this situation will be achieved.

Quarterly Business Highlights

The Company successfully completed three transactions within the first quarter of fiscal 2014 that were important steps in significantly reducing its debt with Santander Bank and returning the Company to profitability. On October 1, 2013, Dynasil Biomedical formed Xcede, a joint venture with the Mayo Clinic, to spin out and separately fund the development of its tissue sealant technology. Xcede has initiated financing efforts and has received funding from outside investors including certain directors of the Company. On November 7, 2013, the Company sold its lead paint detector business to Protec Instrument Corporation, which is a wholly owned subsidiary of Laboratoires Protec S.A., a French corporation and former European distributor of the lead paint detector products; and on December 23, 2013, Dynasil sold its Gamma Medical Probe business to Dilon Technologies, Inc. Approximately $3.9 million of the proceeds from the sales were used to reduce the Company’s bank debt.

“Now that we have been successful in reducing our debt and returning to profitability, the Company can continue to pursue various commercialization opportunities arising from technologies developed within our Contract Research segment,” stated Mr. Sulick. “We are continuing our efforts to further improve the size and quality of our CLYC crystals and have other exciting new technologies in development.”

The Company has no conference calls scheduled at this time.

About Dynasil
Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents.  The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

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Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our default under the financial covenants under our loan agreement with Santander Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to resolve our current default under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10 K, filed on December 20, 2013, including the risk factors contained in Item 1a, the Company’s Quarterly Report on Form 10-Q filed on February 12, 2014 and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheet

ASSETS	December 31, 2013	September 30, 2013
Current Assets
Cash and cash equivalents	$2,755,356	$2,436,828
Accounts receivable, net	2,633,601	3,657,320
Costs in excess of billings and unbilled receivables	2,292,809	1,537,318
Inventories, net of reserves	2,678,524	3,140,244
Prepaid expenses and other current assets	1,509,878	1,291,942
Total current assets	11,870,168	12,063,652

Property, Plant and Equipment, net	4,568,183	4,773,779
Other Assets
Intangibles, net	1,357,492	3,484,583
Goodwill	6,256,323	6,240,983
Deferred financing costs, net	103,137	114,229
Total other assets	7,716,952	9,839,795

Total Assets	$24,155,303	$26,677,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$5,429,762	$9,819,048
Capital lease obligations, current	124,383	124,383
Accounts payable	2,045,238	2,056,262
Deferred revenue	347,688	515,790
Accrued expenses and other liabilities	2,875,923	2,846,850
Total current liabilities	10,822,994	15,362,333

Long-term Liabilities
Capital lease obligations, net of current portion	269,490	232,173
Convertible notes	378,461	-
Pension liability	249,966	249,966
Deferred tax liability	183,417	186,866
Total long-term liabilities	1,081,334	669,005

Stockholders' Equity
Dynasil stockholders' equity	12,263,162	10,645,888
Noncontrolling interest	(12,187)	-
Total stockholders' equity	12,250,975	10,645,888

Total Liabilities and Stockholders' Equity	$24,155,303	$26,677,226

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Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations

	Three Months Ended
	December 31,
	2013	2012
Net revenue	$10,711,528	$10,553,275
Cost of revenue	6,261,000	5,926,409
Gross profit	4,450,528	4,626,866

Operating expenses:
Sales and marketing expenses	396,805	479,878
Research and development expenses	346,197	637,129
General and administrative expenses	3,279,999	3,788,949
Total operating expenses	4,023,001	4,905,956
Gain on sale of assets	1,186,691	87,803
Income (loss) from operations	1,614,218	(191,287)
Interest expense, net	212,778	186,757
Income (loss) before taxes	1,401,440	(378,044)
Income tax (credit) provision	(44,043)	1,298
Net income (loss)	1,445,483	(379,342)
Less: Net loss attributable to noncontrolling interest	(12,187)	-
Net income (loss) attributable to common stockholders	$1,457,670	$(379,342)

Net income (loss)	$1,445,483	$(379,342)
Other comprehensive income (loss):
Foreign currency translation	36,164	29,739
Total comprehensive income (loss)	$1,481,647	$(349,603)

Basic net income (loss) per common share	$0.10	$(0.03)
Diluted net income (loss) per common share	$0.10	$(0.03)

Weighted average shares outstanding
Basic	15,021,757	14,673,356
Diluted	15,281,841	14,673,356

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